SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CSR plc

(Name of Subject Company (Issuer))

CSR plc

(Name of Filing Person (Offeror))

Ordinary Shares, nominal value £0.001	Not Applicable

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four ordinary shares of CSR plc	12640Y 205
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Adam R. Dolinko

General Counsel

CSR plc

Churchill House

Cambridge Business Park Cowley Road

Cambridge CB4 0WZ

United Kingdom

Telephone: +44 (0) 1223 692 000

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of Filing Persons)

Copies to:

David J. Segre Steven V. Bernard Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 Telephone: (650) 493-9300	William Underhill Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom Telephone: +44 (0) 20 7600 1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On 23 October 2012, CSR plc (the “Company”) issued an announcement reporting its financial results for the third quarter ended September 28, 2012. A copy of the announcement is furnished herewith as Exhibit 99.1.

On 23 October 2012, the Company made a presentation during an investor conference call in connection with the announcement of its financial results for the third quarter ended September 28, 2012. The presentation and related transcript are furnished herewith as Exhibits 99.2 and 99.3, respectively,

IMPORTANT INFORMATION:

The attached documents announcing the Company’s financial results for the third quarter ended September 28, 2012 and describing the potential tender offer is for informational purposes only and do not constitute an offer to purchase nor a solicitation of an offer to sell any CSR plc ordinary shares or American Depositary Shares representing ordinary shares (the “Securities”). The return of cash described in these documents has not been implemented and the potential tender offer has not commenced. If the return of cash is effected by means of a tender offer, CSR plc will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) upon the commencement of such tender offer. The tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents) will contain important information that should be read carefully before making any decision to tender the Securities in the potential tender offer. If the tender offer is commenced, these materials, as well as any updates to them or other documents filed with the SEC, will be made available to all CSR plc shareholders at no expense to them by contacting CSR or through CSR’s website www.csr.com. In addition, all such materials (and all other tender offer documents filed with the SEC) will be available at no charge at the SEC’s website at www.sec.gov.

Item 12. Exhibits

Exhibit No.	Document

99.1	Press Release of CSR plc, dated 23 October 2012.

99.2	Slide Presentation, dated 23 October 2012.

99.3	Transcript of Investor Conference held by CSR plc on 23 October 2012